Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 8 to Registration Statement on Form S-1 on Form S-3 (No. 333-257774) of WM Technology, Inc. (the “Company”) of our report dated March 13, 2025, relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting of the Company as of December 31, 2024, (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of internal control over financial reporting due to material weaknesses), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2024, filed with the Securities and Exchange Commission. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Baker Tilly US, LLP
(formerly, Moss Adams LLP)

Irvine, California
August 22, 2025